                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                              PANERA BREAD COMPANY
                              --------------------
                                (Name of Issuer)

                    CLASS A COMMON STOCK/CLASS B COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)

                              05010 3100/05010 3209
                              ---------------------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1(b)
         /X/ Rule 13d-1(c) (Amendment filed pursuant to Rule 13d-2(b)) / / Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages

CUSIP No.  050103 3100/05010 3209                            Page 2 of 7 Pages

                                       13G

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                          Ronald M. Shaich

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  / /

                                                            (b)  / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America

------------------- ------ -----------------------------------------------------
                    5      SOLE VOTING POWER
    NUMBER OF
                           2,032,511 shares of the Class A Common Stock
      SHARES               (consisting of (a) 63,535 shares of Class A Common
                           Stock, (b) 677,330 options to purchase Class A Common
                           Stock exercisable within 60 days and (c) 1,291,646
                           shares of Class B Common Stock convertible on a share
                           for share basis into Class A Common Stock).
                    ------ -----------------------------------------------------
   BENEFICIALLY     6      SHARED VOTING POWER

     OWNED BY                           0

      EACH
                    ------ -----------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
    REPORTING
                           2,032,511 shares of the Class A Common Stock,
                           (consisting of (a) 63,535 shares of Class A Common
      PERSON               Stock, (b) 677,330 options to purchase Class A Common
                           Stock exercisable within 60 days and (c) 1,291,646
                           shares of Class B Common Stock convertible on a share
                           for share basis into Class A Common Stock).
                    ------ -----------------------------------------------------
       WITH         8      SHARED DISPOSITIVE POWER

                                        0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,032,511 shares of the Class A Common Stock, (consisting of (a) 63,535 shares of Class A Common Stock, (b) 677,330 options to purchase Class A Common Stock exercisable within 60 days and (c) 1,291,646 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                                 / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.1% of Class A Common Stock beneficially owned (consisting of 6.6% of the Class A Common Stock and 84.1% of the Class B Common Stock)
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                    IN

--------------------------------------------------------------------------------


                               Page 2 of 7 pages

         Item 1(a).                 NAME OF ISSUER

                                    PANERA BREAD COMPANY

         Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL OFFICE

                                    7930 BIG BEND BOULEVARD
                                    WEBSTER GROVES, MISSOURI 63119

         Item 2(a).                 NAME OF PERSON FILING

                                    RONALD M. SHAICH

         Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF
                                    NONE, RESIDENCE

                                    C/O PANERA BREAD COMPANY
                                    7930 BIG BEND BOULEVARD
                                    WEBSTER GROVES, MISSOURI 63119

         Item 2(c).                 CITIZENSHIP

                                    UNITED STATES OF AMERICA

         Item 2(d).                 TITLE OF CLASS OF SECURITIES

                                    CLASS A COMMON STOCK, PAR VALUE $.0001 PER
                                    SHARE
                                    CLASS B COMMON STOCK, PAR VALUE $.0001 PER
                                    SHARE

         Item 2(e).                 CUSIP NUMBER

                                    05010 3100/05010 3209

         Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                         (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act

                         (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

                         (c)[ ]     Insurance company as defined in Section 3(a)
                                    (19) of the Exchange Act.

                         (d)[ ] Investment company registered under Section 8 of the Investment Company Act.

                         (e)[ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                         (f)[ ] Employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                         (g)[ ] Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

                         (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                         (i)[ ] A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.


                                Page 3 of 7 pages

                         (j)[ ]     Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(J).

                                    If this statement is filed pursuant to Rule
                                    13d-1(c), check this box [X].

         Item 4.                    OWNERSHIP

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

                                    (a)  Amount Beneficially Owned:

                                    2,032,511, SHARES OF THE CLASS A COMMON
                                    STOCK, (CONSISTING OF (A) 63,535 SHARES OF
                                    CLASS A COMMON STOCK, (B) 677,330 OPTIONS TO
                                    PURCHASE CLASS A COMMON STOCK EXERCISABLE
                                    WITHIN 60 DAYS AND (C) 1,291,646 SHARES OF
                                    CLASS B COMMON STOCK CONVERTIBLE ON A SHARE
                                    FOR SHARE BASIS INTO CLASS A COMMON STOCK).
                                    SEE THE NOTE ON VOTING PERCENTAGES BELOW.*

                                    (b) Percent of Class:

                                    16.1% OF CLASS A COMMON STOCK BENEFICIALLY
                                    OWNED (CONSISTING OF 6.6% OF THE CLASS A
                                    COMMON STOCK AND 84.1% OF THE CLASS B COMMON
                                    STOCK)

                                    (c) Number of shares as to which such
                                        persons has:

                                         (i)   sole power to vote or to direct
                                               the vote:

                                               2,032,511 SHARES OF THE CLASS A
                                    COMMON STOCK, (CONSISTING OF (A) 63,535
                                    SHARES OF CLASS A COMMON STOCK, (B) 677,330
                                    OPTIONS TO PURCHASE CLASS A COMMON STOCK
                                    EXERCISABLE WITHIN 60 DAYS AND (C) 1,291,646
                                    SHARES OF CLASS B COMMON STOCK CONVERTIBLE
                                    ON A SHARE FOR SHARE BASIS INTO CLASS A
                                    COMMON STOCK). SEE THE NOTE ON VOTING
                                    PERCENTAGES BELOW.*

                                         (ii) shared power to vote or to direct
                                              the vote:

                                               -0-

                                         (iii) sole power to dispose or to
                                               direct the disposition of:

                                               2,032,511 SHARES OF THE CLASS A
                                    COMMON STOCK, (CONSISTING OF (A) 63,535
                                    SHARES OF CLASS A COMMON STOCK, (B) 677,330
                                    OPTIONS TO PURCHASE CLASS A COMMON STOCK
                                    EXERCISABLE WITHIN 60 DAYS AND (C) 1,291,646
                                    SHARES OF CLASS B COMMON STOCK CONVERTIBLE
                                    ON A SHARE FOR SHARE BASIS INTO CLASS A
                                    COMMON STOCK). SEE THE NOTE ON VOTING
                                    PERCENTAGES BELOW.*


                                Page 4 of 7 pages

                                         (iv) shared power to dispose or to
                                              direct the disposition of:

                                               -0-

                                    *DUE TO THE FACT THAT EACH SHARE OF CLASS A
                                    COMMON STOCK IS ENTITLED TO ONE VOTE ON ALL
                                    MATTERS SUBMITTED TO STOCKHOLDERS AND EACH
                                    SHARE OF CLASS B COMMON STOCK IS ENTITLED TO
                                    THREE VOTES ON ALL SUCH MATTERS, EQUITY
                                    PERCENTAGE IS NOT EQUIVALENT TO VOTING
                                    POWER. MR. SHAICH'S AGGREGATE PERCENTAGE OF
                                    VOTING POWER IS EQUAL TO APPROXIMATELY 29.0%
                                    OF THE ISSUER'S COMBINED VOTING EQUITY
                                    SECURITIES.

         Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A
                                    CLASS.

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                            INAPPLICABLE

         Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON
                                    BEHALF OF ANOTHER PERSON.

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            INAPPLICABLE

         Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            INAPPLICABLE

         Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                                    OF THE GROUP.

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit


                                Page 5 of 7 pages
                                    stating the identity and Item 3
                                    classification of each member of the group.
                                    If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            INAPPLICABLE

         Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                                            INAPPLICABLE

         Item 10.                   CERTIFICATION.

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                                Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: February 10, 2000
                                          --------------------------------------
                                    Signature:  /s/ Ronald M. Shaich
                                                --------------------------------
                                    Name/Title: Ronald M. Shaich, Chairman & Ceo
                                                --------------------------------




                                Page 7 of 7 pages